4TH QUARTER 2002 CONFERENCE CALL
FEBRUARY 10, 2003

ROBERT S. TAUBMAN:

SIMON/WESTFIELD OFFER

o As many of you know, on January 21, after careful consideration and a thorough review with its financial and legal advisors, our Board of Directors unanimously voted to reject the revised $20 per share cash offer announced by Simon in conjunction with a subsidiary of Westfield. Our Board rejected Simon's revised offer as inadequate, opportunistic and clearly not in the best interests of Taubman Centers shareholders. Our Board strongly recommends that shareholders not tender their shares into this offer.

o The Board's position has been clear from the start - an unsolicited offer is not a logical catalyst for sale.

o You may also know that on January 22, the U.S. District Court for the Eastern District of Michigan granted our motion to dismiss one of the so-called "Control Share" claims of Simon's lawsuit. We are pleased that the Court confirmed that the issuance of the Series B stock in 1998 did not violate the Control Share Act. This Act was designed to discourage opportunistic raiders like Simon, not to facilitate hostile bids. We will continue to contest the remainder of Simon's claims, which we also consider to be without merit.

o The underlying facts remain the same - there is no path to completion for Simon's revised offer. The Company's charter requires two-thirds of the VOTING power to approve any sale transaction or approve any amendment to the charter, including the excess share provision, which limits ownership. We believe the chance of Simon getting a true two-thirds of the issued and outstanding shares . . . that's 56 million shares of 84 million voting shares -- with over 30% of the voting shares opposed . . . is remote in the extreme.


o Simon has said that there is no cost to tender . . . but nothing could be further from the truth. The unsolicited and hostile nature of the Simon offer, coupled with its inability to be completed, makes it expensive, disruptive, and detrimental to the companies involved.

o Through December, Taubman's costs for all of the advisors related to this effort have totaled about $5 million or $0.06 per share. Simon said on its call on Friday that for the same period it has spent approximately $4 million. Typically expenses run significantly more for the target company. The longer this unsolicited hostile attempt is encouraged and extended, the more it costs.

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o    Since November, we have been on the road actively meeting with our shareholders. We have appreciated this opportunity to discuss our plans for the Company and to learn from our investors. We are grateful for your time and perspectives.

We will continue to keep all of you updated as events continue to develop.